UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of March 2006

0-30842

(Commission File Number)

ASAT Holdings Limited

(Exact name of Registrant as specified in its Charter)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):             .

On February 28, 2006, the Company issued a press release announcing its third quarter of fiscal 2006 financial results. A copy of the press release is attached as Exhibit 99.1.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED

By:	/s/ ARTHUR TSUI
Arthur Tsui Chief Financial Officer

Date: March 6, 2006

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INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release dated February 28, 2006, announcing its third quarter of fiscal 2006 financial results.

4

Exhibit 99.1

ASAT Holdings Limited Reports Third Quarter

Fiscal 2006 Financial Results

HONG KONG and PLEASANTON, Calif., – February 28, 2006 – ASAT Holdings Limited (Nasdaq: ASTT), a global provider of semiconductor package design, assembly and test services, today announced financial results for its third quarter of fiscal 2006, ended January 31, 2006.

Net revenue in the third quarter of fiscal 2006 was $48.2 million, an increase of 13 percent compared with net revenue of $42.6 million in the second quarter of fiscal 2006.

Net loss in the third quarter of fiscal 2006 was $5.9 million, or a loss of $0.05 per American Depository Share (ADS). Third quarter net loss includes a $2.3 million reversal to other income for the previously accrued write-off of ASAT S.A., ASAT’s business in France that was closed as part of ASAT’s global restructuring in November 2001. The three-year statute of limitations, which began in the third quarter of fiscal 2003 and was applicable to the claims arising out of the closure of ASAT S.A., expired during the third quarter of fiscal 2006.

Third quarter net loss compares with a net loss of $9.7 million, or a loss of $0.07 per ADS in the second quarter. Third quarter net loss includes a charge of approximately $656,000, which was primarily associated with severance costs related to the move of the Company’s manufacturing to China. Second quarter net loss included a charge of $1.3 million primarily associated with severance costs and a corporate reorganization.

“Third quarter revenue was up 13 percent sequentially and above the guidance range of up 5 percent to 10 percent we forecasted in December. The better than expected results were due in part to our ability to expand revenue in our key market segments,” said Robert J. Gange, president and CEO of ASAT Holdings Limited. “Revenue from our China facility increased 43 percent sequentially and accounted for approximately 48 percent of total revenue in the third quarter. We expect revenue from our China facility will account for approximately 60 percent of our total revenue in the fourth quarter.

“As we noted in a separate news release issued today, we now expect to complete the majority of our move to China by the end of April, approximately four months ahead of schedule. By moving out of Hong Kong earlier than planned, we should see an acceleration of the cost savings we expect to achieve by having our manufacturing in China,” said Mr. Gange.

Additional Third Quarter Results

•	Net revenue for assembly was $45.2 million

•	Net revenue for test was $3.0 million

ASAT Holdings Limited Reports Third Quarter Fiscal 2006 Financial Results

•	Capital expenditures were $9.7 million

•	Cash and cash equivalents at the end of the third quarter were $19.0 million

Fourth Quarter Fiscal 2006 Outlook and Guidance

“We believe there will be some temporary disruption in our business as we enter the final stages of our move to China during the fourth quarter,” said Mr. Gange. “The biggest challenge will be executing the move of most of the remaining equipment from Hong Kong to China. During this portion of the transition period some of our equipment will be offline, which will have an impact on the amount of equipment available for revenue generation. We expect the majority of the equipment will be moved out of Hong Kong at the end of April and look forward to having the majority of our manufacturing capacity online by the end of the July quarter.”

For the fourth quarter of fiscal 2006, ending April 30, 2006, the Company expects revenue to be approximately flat with the third quarter.

Conference Call and Webcast

ASAT Holdings Limited is scheduled to hold a conference call to discuss the financial results and other financial matters in its third quarter of fiscal 2006 today at 8:30 a.m. ET/5:30 a.m. PT. To access the call, dial (973) 582-2749. A live webcast of the call will also be available via the investor relations section of the Company’s website at www.asat.com. A replay of the call will be available until March 7, 2006. To access the replay, dial (973) 341-3080. The passcode is 7038612.

ASAT Holdings Limited

ASAT Holdings Limited is a global provider of semiconductor package design, assembly and test services. With 17 years of experience, the Company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT’s advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages, system-in-package and flip chip. ASAT was the first company to develop moisture sensitive level one capability on standard leaded products. Today the Company has operations in the United States, Asia and Europe. ASAT, Inc. is a wholly owned subsidiary of ASAT Holdings Limited and the exclusive representative of ASAT for services in North America. For more information, visit www.asat.com.

Safe Harbor

This news release contains statements and information that involve risks, uncertainties and assumptions. These statements and information constitute “forward-looking statements” within the meaning of federal securities laws including Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements, including statements regarding expected revenues in the current fiscal quarter, trends in production levels in China, and our capital needs, involve known and unknown risks, uncertainties, assumptions and other factors that could cause the actual performance, financial condition or results of operations of ASAT Holdings Limited to differ materially from those expressed or implied in any forward-looking statement. Investors

ASAT Holdings Limited Reports Third Quarter Fiscal 2006 Financial Results

are cautioned that actual events and results could differ materially from those contained in these statements as a result of a variety of factors, including conditions in the overall semiconductor market and economy, the need for additional funding and the risk that the shareholder financing may not be obtained, our progress in ramping the new China facility, acceptance and demand for the Company’s products and services, operational and technological risks and revisions to the preliminary unaudited financial results which may occur during preparation of financial statements and disclosures. The risks, uncertainties and other factors also include, among others, our ability to successfully implement our diversification strategy and our long-term growth strategy, our ability to continue to realize operational efficiencies and improvements to our cost structure, and those risks, uncertainties, assumptions and other factors stated in the section entitled “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on August 2, 2005 and the section entitled “Risk Factors” in our quarterly report on Form 6-K filed with the United States Securities and Exchange Commission on January 11, 2006. The forward-looking statements in this release reflect the current beliefs and expectations of the Company as of this date, and the Company undertakes no obligation to update these projections and forward-looking statements to reflect actual results or events or circumstances that occur after the date of this news release.

For further information, please contact:

Robert	Gange

President and CEO

ASAT	Holdings Limited
ir@asat.com

Jim Fanucchi

Summit IR Group Inc.

408.404.5400

ir@asat.com

ASAT Holdings Limited Reports Third Quarter Fiscal 2006 Financial Results

Revenue Breakdown by Market Segment

	Three Months Ended
Market Segment	January 31, 2006 % of Net Revenues	October 31, 2005 % of Net Revenues
	(Unaudited)
Communications	55	49
Automotive/Industrial & Other	24	25
Consumer	8	12
PC/Computing	13	14

Revenue Breakdown by Region

	Three Months Ended
Region	January 31, 2006 % of Net Revenues	October 31, 2005 % of Net Revenues
	(Unaudited)
United States	76	78
Europe	14	9
Asia	10	13

Revenue Breakdown by Customer Type

	Three Months Ended
Customer Type	January 31, 2006 % of Net Revenues	October 31, 2005 % of Net Revenues
	(Unaudited)
Fabless	61	65
IDM	39	35

Summary financial data follows

ASAT Holdings Limited Reports Third Quarter Fiscal 2006 Financial Results

ASAT Holdings Limited

Consolidated Statements of Operations

(USD in thousands, except ADS and share data)

For the three months ended January 31, 2006, October 31, 2005 and January 31, 2005

and for the nine months ended January 31, 2006 and 2005

	Three Months Ended			Nine Months Ended
	January 31, 2006 (Unaudited)	October 31, 2005 (Unaudited)	January 31, 2005 (Unaudited)	January 31, 2006 (Unaudited)	January 31, 2005 (Unaudited)

Net Sales	48,243	42,647	47,300	132,790	150,376
Cost of sales (Note A)	43,622	38,643	45,421	123,281	139,443

Gross profit	4,621	4,004	1,879	9,509	10,933

Operating expenses:
Selling, general and administrative	7,286	7,528	6,381	20,870	19,746
Research and development	919	1,083	1,116	3,211	3,448
Reorganization expenses	656	1,319	—	1,975	713

Total operating expenses	8,861	9,930	7,497	26,056	23,907

Loss from operations	(4,240)	(5,926)	(5,618)	(16,547)	(12,974)
Other income, net (Note B)	2,423	89	249	3,002	481
Interest expense:
- amortization of deferred charges	(529)	(252)	(242)	(1,033)	(708)
- third parties	(3,540)	(3,597)	(3,559)	(10,737)	(10,496)

Loss before income taxes	(5,886)	(9,686)	(9,170)	(25,315)	(23,697)
Income tax benefit (expense)	19	(5)	—	9	(5)

Net loss	(5,867)	(9,691)	(9,170)	(25,306)	(23,702)

Net loss applicable to common stockholders:
Net Loss	(5,867)	(9,691)	(9,170)	(25,306)	(23,702)
Preferred shares:
Cumulative preferred shares dividends	(487)	—	—	(487)	—
Accretion of preferred shares	(242)	—	—	(242)	—

Net loss applicable to common stockholders	(6,596)	(9,691)	(9,170)	(26,035)	(23,702)

Basic and diluted loss per ADS:
Basic and diluted:
Net loss	$(0.05)	$(0.07)	$(0.07)	$(0.19)	$(0.17)

Basic and diluted weighted average number of ADS outstanding	135,799,792	135,756,955	135,617,233	135,760,626	135,566,587

Basic and diluted loss per ordinary share:
Basic and diluted:
Net loss	$(0.01)	$(0.01)	$(0.01)	$(0.04)	$(0.03)

Basic and diluted weighted average number of ordinary shares outstanding	678,998,960	678,784,775	678,086,165	678,803,130	677,832,935

Note A	Includes $112, $219 and $326 inventory write-down for the three months ended January 31, 2006, October 31, 2005 and January 31, 2005, respectively. Includes $507 and $1,668 inventory write-down for the nine months ended January 31, 2006 and 2005, respectively.

Note B

For the three months and nine months ended January 31, 2006, other income included a $2,323 reversal for the previously accrued write-off of ASAT S.A., ASAT’s business in France that was closed as part of ASAT’s global restructuring in November 2001.

The three-year statute of limitations, which began in the third quarter of fiscal 2003 and was applicable to the claims arising out of the closure of ASAT S.A., expired during the third quarter of fiscal 2006.

ASAT Holdings Limited Reports Third Quarter Fiscal 2006 Financial Results

ASAT Holdings Limited

Consolidated Balance Sheets

(USD in thousands)

As of January 31, 2006, October 31, 2005 and January 31, 2005

	January 31, 2006 (Unaudited)	October 31, 2005 (Unaudited)	January 31, 2005 (Unaudited)

ASSETS

Current assets:
Cash and cash equivalents	18,998	23,611	40,810
Accounts receivable, net	22,869	22,027	20,252
Inventories	22,433	18,770	17,695
Prepaid expenses and other current assets	10,003	10,466	6,926

Total current assets	74,303	74,874	85,683

Property, plant and equipment, net	101,459	104,491	108,117
Deferred charges, net	7,623	8,046	5,969
Other non-current assets	644	674	2,960

Total assets	184,029	188,085	202,729

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY

Current liabilities:
Accounts payable	38,835	38,474	28,135
Accrued liabilities	12,587	18,013	8,049
Current portion of capital lease obligations	4,990	5,381	1,712

Total current liabilities	56,412	61,868	37,896

Accounts payable, net of current portion	3,663	5,496	—
Purchase money loan (Note C)	5,985	—	—
9.25% senior notes due 2011	150,000	150,000	150,000
Capital lease obligations, net of current portion	—	—	4,488

Total liabilities	216,060	217,364	192,384

Series A Redeemable Convertible Preferred Shares	3,885	2,896	—

Shareholders’ (deficit) equity:

Common stock	6,862	6,860	6,853
Less: Repurchase shares at par	(71)	(71)	(71)
Additional paid-in capital	246,681	244,627	231,312
Deferred stock-based compensation	(121)	(177)	(555)
Accumulated other comprehensive loss	(240)	(254)	(196)
Accumulated deficit	(289,027)	(283,160)	(226,998)

Total shareholders’ (deficit) equity	(35,916)	(32,175)	10,345

Total liabilities and shareholders’ (deficit) equity	184,029	188,085	202,729

Note C	In connection with the $10 million purchase money loan draw down in January 2006, the Company had issued five-year warrants to lenders for a total 15,668,170 ordinary shares exercisable at a price of $0.01 per ordinary share, as well as paid a commitment fee of $850,000 to the lenders.

The Company assessed the fair value of the warrants for a total 15,668,170 ordinary shares referenced above. The fair value of the warrants was estimated to be approximately $3.2 million. The fair value of the warrants and commitment fees have been deducted from the gross proceeds of $10 million purchase money loan.

ASAT Holdings Limited Reports Third Quarter Fiscal 2006 Financial Results

ASAT Holdings Limited

Consolidated Statements of Cash Flows

(USD in thousands)

For the three months January 31, 2006, October 31, 2005 and January 31, 2005 and

for the nine months ended January 31, 2006 and 2005

	Three Months Ended			Nine Months Ended
	January 31, 2006 (Unaudited)	October 31, 2005 (Unaudited)	January 31, 2005 (Unaudited)	January 31, 2006 (Unaudited)	January 31, 2005 (Unaudited)

Operating activities:
Net loss	(5,867)	(9,691)	(9,170)	(25,306)	(23,702)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization:
Property, plant and equipment	6,839	6,590	8,696	20,343	23,267
Deferred charges	529	252	242	1,033	708
(Gain) Loss on disposal of property, plant and equipment	—	(2)	14	(1)	136
(Reversal) Amortization of stock-based compensation	(79)	(8)	62	(163)	188

Changes in operating assets and liabilities:
Accounts receivable, net	(842)	(2,742)	(321)	(5,189)	6,172
Inventories	(3,847)	(903)	424	(4,459)	3,616
Prepaid expenses and other current assets	463	(2,396)	(428)	(2,848)	(1,228)
Other non-current assets	30	1,630	(1,301)	2,302	(2,960)
Accounts payable	4,561	6,100	3,493	15,454	(2,641)
Accrued liabilities	(5,426)	5,603	(4,842)	(5,197)	(3,991)

Net cash (used in) provided by operating activities	(3,639)	4,433	(3,131)	(4,031)	(435)

Investing activities:
Proceeds from disposal of property, plant and equipment	—	2	13	2	13
Acquisition of property, plant and equipment	(9,656)	(4,345)	(7,073)	(19,697)	(27,106)

Net cash used in investing activities	(9,656)	(4,343)	(7,060)	(19,695)	(27,093)

Financing activities:
Repayment of short-term bank loan	—	(1,232)	—	(4,227)	—
Proceeds from purchase money loan	9,150	—	—	9,150	—
Proceeds from stock options exercised	15	26	38	61	218
Proceeds from sale-leaseback transactions	—	—	6,540	—	6,540
Proceeds from issuance of Series A Redeemable Convertible Preferred Shares	—	7,500	—	— 7,500	—
Payment of debt issuance costs	—	—	(449)	—	(549)
Payment of financing costs	(106)	(1,561)	—	(1,667)	—
Repayment of capital lease obligations	(391)	(355)	(340)	(804)	(340)

Net cash provided by financing activities	8,668	4,378	5,789	10,013	5,869

Net (decrease) increase in cash and cash equivalents	(4,627)	4,468	(4,402)	(13,713)	(21,659)
Cash and cash equivalents at beginning of period	23,611	19,147	45,245	32,717	62,610
Effects of foreign exchange rates change	14	(4)	(33)	(6)	(141)

Cash and cash equivalents at end of period	18,998	23,611	40,810	18,998	40,810

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest expense	7,018	126	6,992	14,146	14,122
Income taxes	15	—	—	639	5
Addition to capital lease obligations	—	—	6,540	—	6,540

Non-cash financing activity:
Waiver of payment to QPL in exchange of Series A Redeemable Convertible Preferred Shares	—	7,500	—	7,500	—